October 26, 2007

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: Fulton Financial Corp Definitive 14A Filed April 2, 2007 File No. 00-10587

Dear Mr. Windsor:

I am responding on behalf of Fulton Financial Corporation (“Fulton”) to the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 21, 2007, which you signed. On behalf of Fulton, I want to thank you for the comments on our most recent proxy statement (the “2007 Proxy”) filed April 2, 2007. In preparing our 2007 Proxy, our goal was to provide our shareholders with disclosures that were clear and concise, satisfied the applicable regulations, and avoided excess, unnecessary information. The Commission’s comments will help us in the preparation of our future proxy statements and the achievement of our goal.

Verbally, you informed me that the Commission was not asking Fulton to make changes in its current proxy statement, but was asking for Fulton to address the Commission’s comments in next year’s proxy statement. The following comments are based upon these verbal instructions and have been reviewed with our Executive Compensation Committee (the “Committee”). Our response to each comment appears in bold after each of your numbered comments below:

Compensation Discussion & Analysis (pg. 11)

1. Revise your Compensation Discussion and Analysis to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers in order to earn their incentive compensation for 2006 or 2007. The revised disclosure should discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that you determined that it was appropriate to omit specific targets, because the disclosure of the targets would cause competitive harm to Fulton Financial, provide the staff with your confidentiality analysis supplementally. Furthermore, if you determine that any targets are confidential, provide disclosure regarding the level of difficulty associated with achieving performance goals. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it would be for the executive reach performance targets or how likely it would be for the registrant to achieve the target levels, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Fulton Response:

In the future, where it believes disclosure will not cause it competitive harm, Fulton will provide a quantitative discussion of the terms of the necessary material targets or performance objectives to be achieved in order for the named executive officers to earn their incentive compensation. However, Fulton would be reluctant to disclose specific targets for individual executives in certain situations. For example, specific individual targets concerning franchise expansion or market share, deposit, and loan growth in existing or new markets, where such disclosure would inform competitors of this business strategy and its level of success. In these situations where Fulton believes it is appropriate to omit specific targets because disclosure would cause it competitive harm, Fulton will provide the Commission staff with its confidentiality analysis and will discuss the difficulty of achieving those targets.

We will expand our discussion in future proxy statements to discuss the threshold performance target for payment of a bonus. For example, the Committee concluded that the threshold in 2006 should be that Fulton’s 2006 EPS growth must place it in the top two-thirds of the Comparator Peer group. In future years, the Committee may use a different threshold performance target before any incentive compensation is earned.

In addition, the named executive officers each had an individual scorecard and these scorecards along with a general discussion of the necessary targets or performance objectives to be achieved were described under “Determination of Amounts and Formula for Each Element of Compensation” on page 21 of the 2007 Proxy. In the future we will further describe each of the critical performance factors on the “scorecard” for the CEO and the other named executive officers and the methodology used in determining the “scorecard” performance of all the named executive officers.

For example, the discussion of the four critical performance factors for Mr. Smith that were discussed in the 2007 Proxy beginning on page 21 will include a discussion of each of the sub-categories in each critical performance factor. In 2006, Mr. Smith’s Financial Performance and Business Model factor included five equally rated sub-categories: Earnings per share growth vs. Peers; Five year average total shareholder return vs. Peers; Net interest income vs. Peers; core deposit growth vs. Peers; and loan growth vs. Peers. Depending upon Fulton’s quartile ranking among its peers, Mr. Smith received a ranking in each sub category of “Excellent Results” (1st Quartile and a numerical score of “4”), “What is expected” (2nd Quartile and a numerical score of “3”), “Making Progress” (3rd Quartile and a numerical score of “2”), or “Below Expectations” (4th Quartile and a numerical score of “1”).

These rankings were also used in each of the other critical performance factors for Mr. Smith: Risk Management; Customer Centricity; and Corporate Culture. In the first two factors, Mr. Smith’s result was determined primarily by Fulton’s quartile ranking in its peer group. The last two factors involved an objective measurement, some subjective determinations, as well as the results of periodic customer and employee satisfaction surveys conducted by third party companies hired by Fulton. Fulton contemplates providing a similar but more detailed discussion in future proxy statements.

2. It appears that a significant amount of the determination of the compensation amounts, particularly with regards to the amounts awarded under the Variable Compensation Bonus Plan and your equity compensation plans, are based upon the discretion of the Compensation Committee. Revise your disclosure to discuss the factors that the Committee considered in using its discretion to set award amounts, including an analysis of how the factors affected the award amounts. Please refer to Item 402(b)(2)(vi) and Item 402(b)(l)(v) and (vi) of Regulation S-K.

Fulton Response:

The disclosure in future proxy statements will include a more detailed discussion of the factors that the Committee considered in using its discretion to set award amounts, including an analysis of how the factors affected the award amounts under the Variable Compensation Bonus Plan and option awards under the equity compensation plans.

Specifically, we will discuss the Committee’s focus on giving greater weight to the critical performance factors that are more directly aligned with the interests of shareholders. For example, in 2006, the Committee increased the weight of Mr. Smith’s Financial Performance and Business Risk Model factor to 50%, maintained the Risk Management factor at 20%, and decreased both Customer Centricity and Corporate Culture factors to 15%. The level of achievement for the first two factors was primarily determined objectively by where Fulton ranks in its peer group for each of the selected performance measures. The last two factors involve more subjective determinations by the Committee.

The total number of shares available for grant under Fulton’s 2004 Stock Option and Compensation Plan (the “Stock Plan”) is objectively determined by application of the formula set out in the Stock Plan (see discussion for comment 6). The number of options awarded to each named executive officer is primarily at the discretion of the Committee. Factors it considers include managements’ recommendations, previous stock option awards, the performance of Fulton, achievement of individual goals, and the other components of compensation.

Committee Membership & Role (pg. 11)

3. You state that the role of the Committee is to "assist the Board"..."administer... compensation plan"... and take other actions consistent with its charter. Revise this section to discuss the extent to which the Board retains the ultimate authority to approve or set compensation. Furthermore, please clarify any and all limits upon the Committee's authority. For example we note your reference to the role of the Human Resources committee in setting holiday bonuses. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Fulton Response:

Fulton will discuss in the future the Board’s role in the compensation process and the limits upon the Committee's authority, as well as the role of the Human Resources committee in setting holiday bonuses.

Specifically, in the future Fulton will indicate that as a NASDAQ listed company, it is required to comply with Rule 4350(c)(3) regarding Compensation of Officers. This rule provides that compensation of the chief executive officer and other executive officers must be determined by or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Fulton’s Executive Compensation Committee meets this latter requirement of Rule 4350 and this is what was intended to be communicated in the 2007 Proxy in saying that the role of the Executive Compensating Committee was to assist the Board in determining the compensation for the CEO and other named executive officers, and that final authority rests with the board.

In the future, Fulton will also make clear the different roles of the Executive Compensation Committee and the Human Resources Committee. The former committee focuses on compensation for the named executive officers, certain other executives of Fulton, and the Board of Directors of Fulton. The latter committee focuses on compensation and benefit plans in which all employees may participate, including the holiday bonus program. In 2006, as pointed out in the 2007 Proxy, the CEO and other named executive officers participated in the holiday bonus program on the same basis as all other eligible employees and received a holiday bonus equal to two weeks pay. However, beginning in 2007, the CEO and other named executive officers, as well as other officers who participate in the Variable Compensation Bonus Plan, will no longer participate in the holiday bonus program. The Human Resource Committee also determines which non-executive officers receive change in control agreements.

4. Revise your discussion of the use of Consultants to clarify the scope of the engagement for the Hay Group, and any instructions the Committee provided. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Fulton Response:

In the future, Fulton will revise its discussion of the use of consultants to clarify the scope of the engagement for the Hay Group and any other consultants that may be used, and will discuss the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

On page 12, under “Use of Consultants” we disclosed that the “Committee retained an external compensation consultant, the Hay Group, in 2005 and 2006 to review certain aspects of executive compensation and obtain recommendations for updates to Fulton Financial Corporation’s compensation programs. This included a base salary review and assistance with the creation of a new performance based bonus plan.” In addition, we outlined the Hay Group’s involvement in the creation of the two Peer Groups on page 13, their review of the annual base pay of the executives to insure a competitive market pay position on page 14 and their involvement in employment agreement development on page 18. With these sections viewed as a group, we believed that we had described the scope of the engagement for the Hay Group and had generally outlined its role in recommending the amount or form of executive compensation.

Use of Peer Groups (pg. 12)

5. You discuss the Peer Group used by the Committee to evaluate compensation and your identification of the peer companies on page 13. Revise your disclosure to clarify how the information regarding peer compensation and peer performance is used by the Compensation Committee in setting compensation amounts and determining actual performance payouts. To the extent that the Committee targets a particular relationship between peer compensation and the compensation of Fulton's named executives, please discuss and identify the targeted relationship. Please refer to Item 402(b)(1)(v) and (vi) and Item 402(b)(2)(xiv) of Regulation S-K.

Fulton Response:

In its future proxy statements, Fulton will clarify how the information regarding peer compensation and peer performance is used by the Committee in setting compensation amounts and determining actual performance payouts and, to the extent applicable, we will discuss and identify any particular relationship targeted by the Committee between peer compensation and compensation for Fulton’s named executive officers.

Specifically, we will discuss the Committee’s view that it is important for retention and recruitment purposes for Fulton to offer competitive compensation packages and its goal of offering a total compensation package that is comparable with the market median of the peer group. We will also discuss the Committee’s belief that by focusing more on performance pay opportunities for the executives; it can more closely align the executive compensation program with shareholder interests. We will clarify how the Committee uses information concerning compensation paid by peers to officers with similar titles and responsibilities in setting the compensation for each of Fulton’s named executive officers. We will also discuss how the Committee considers both the individual’s performance and Fulton’s performance compared to its peers in certain performance categories in setting each component of each executive’s compensation, including base pay, performance pay, and stock option awards.

Options & Restricted Shares (pg. 15)

6. Disclose the formula for determining the total number of options available for grant in the calendar year rather than referring to the 2004 option plan.

Fulton Response:

Beginning with its 2008 proxy statement, Fulton will provide the formula for determining the total number of options available for grant in the calendar year rather than referring to the 2004 option plan. The 2004 Stock Option and Compensation Plan was approved by shareholders in 2004 and this plan was exhibit C to our 2004 Proxy filed with the Commission on March 18, 2004. Section 5.04 of the plan outlines the formula for determining the total number of options available and the text of that section as set forth below, or a summary thereof, will be included in the proxy statement.

5.04. The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Company measured in terms of Total Shareholder Return (TSR) relative to a Peer Group, determined at the sole discretion of the Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company’s TSR Ranking among the Peer Group for Prior Five-Year Period _______________________	Percent of Total Outstanding Shares Available for Awards for Plan Year ________________________
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the Committee but limited to no more than 0.50%

Individual Award levels may vary depending on the Key Employee’s tier or salary grade, individual performance, tenure-related issues, competitive award practices, the size of the total Share pool and the number of Participants.

Employment Agreements & Severance Agreements (pg. 17)

7. Revise this section to discuss how the Committee determined that the structure of the termination and change in control agreements with the named executive officers were appropriate. For example, were these agreements based upon an analysis of what your comparator companies were offering to their executives? Furthermore, please discuss how the payment levels support the objectives of the overall compensation program. Please refer to Item 402(j)(3) and Item 402(b)(1)(v) and (vi) of Regulation S-K.

Fulton Response:

In its future proxy statements, Fulton will discuss how the Committee determined that the structure of the termination and change in control agreements with its named executive officers were appropriate and how the payments provided for in the agreements support the objectives of Fulton’s overall compensation program.

Please see page 18 of the 2007 Proxy under “Employment Agreements and Severance Agreements,” indicating that the termination and change in control agreements were part of the 2006 employment agreement revisions. We disclosed that “On May 30, 2006, Fulton Financial Corporation’s Board of Directors approved, with the recommendation of the Compensation Committee and the Hay Group, a form of employment agreement to be used for Fulton Financial Corporation’s current and future senior executive officers, including its Chief Executive Officer, President, Chief Financial Officer and Senior Executive Vice Presidents.”

In future proxy statements we will describe the role of the Hay Group in advising the committee on the purpose and development of the contracts, including advising the committee on the terms typically included in such contracts. Fulton will also discuss how the terms of the contracts, including the amounts to be paid to the executive support Fulton’s objective to offer named executive officers a total compensation package that is competitive with its peers.

Determination of Amounts & Formula for Each Element of Compensation (pg. 22)

8. Revise your Compensation Discussion and Analysis to provide analysis of how the committee determined specific levels of compensation and how decisions regarding one component of compensation affected determinations regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Revise your disclosure to analyze the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers' compensation package.

Fulton Response:

In the future, Fulton will include in the Compensation Discussion and Analysis a discussion of how specific levels of compensation for the named executive officers were determined and how a decision regarding one compensation component affected other elements of compensation. This will include what specific factors were considered in approving specific elements of each named officers’ compensation package.

We will discuss Fulton’s overall compensation objective, which is to offer total compensation to its executives that is closer to the market median and to provide a compensation package that is comparable to the compensation packages provided by peer companies to executives with similar titles and responsibilities. Fulton will also discuss what factors were considered by the Committee in setting specific elements of each named executive officers compensation, including how each component of compensation compares to the market median for similar executive positions.

9. You indicate that individual performance is a significant factor considered by the Committee in setting the compensation for your named executive officers. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K.

Fulton Response:

In its future proxy statements, Fulton will discuss in greater detail how the individual performance of the named executive officers contributed to their total compensation packages. This will include an analysis of both quantitative and qualitative elements of performance and whether these were weighted and factored into specific compensation decisions.

Specifically, Fulton will discuss the individual performance factors in each named executive officer’s scorecard that are taken into consideration in determining the base salary and performance pay of the executive. The discussion will be similar to the one summarized in our response to comment one.

Summary Compensation Table (pg. 24)

10. Revise the footnotes to this table to disclose the assumptions used to determine the value of the stock and option awards, including reference to the Instructions to Item 402(c)(v) and (vi) of Regulation S-K.

Fulton Response:

In the 2008 Proxy, to clarify the assumptions in footnote 3, we will incorporate the discussion from Fulton’s 10-K and make the following changes in a similar fashion in the notes to the Summary Compensation Table. The new language is shown as underlined text to this revised footnote 3 set forth below.

Each amount listed for 2006 Option Awards represents the compensation expense and financial reporting value of 2005 and 2006 grants recognized in 2006 for the named executive officers. The per-option fair value of options granted in 2005 and 2006 was $2.40 and $2.39, respectively. The expense is being recognized for financial reporting purposes evenly over the 36 month vesting period. A discussion of the significant assumptions used to determine these fair values can be found in Note M, which starts on page 74 in the Notes to Consolidated Financial Statements, "Stock-Based Compensation Plans and Shareholders' Equity" located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ending December 31, 2006. There were no forfeitures of options during 2006 by any of the named executive officers and the expense being recognized for grants also assumes that none of the options will be forfeited. There can be no assurance that the Executives will ever realize these values in the future, or that the options will ever be exercised.

Nonqualified Deferred Compensation (pg. 29)

11. Revise your disclosure to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table. Refer to Instruction to paragraph (i)(2) of Item 402 of Regulation S-K.

Fulton Response:

In the future Fulton will revise the Nonqualified Deferred Compensation Table to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table.

Please note that, in 2006, Mr. Ashby was the only named executive officer to make “Executive Contributions” and that his contribution amount is what he chose to contribute from his “Salary” reported in the Summary Compensation Table and does not represent additional compensation paid to him by Fulton. The “Registrant Contributions” amounts for all of the executives in the Nonqualified Deferred Compensation Table were reported in the Summary Compensation Table in the All Other Compensation Column. Footnotes 7, 8, 9, 10 and 11 each list the Nonqualified Profit Sharing Plan contribution paid by Fulton. In addition, footnote 5 to the Summary Compensation Table lists the amounts of above market earnings each executive received in their respective nonqualified deferred compensation accounts.

Nonqualified Deferred Compensation (pg. 29)

12. Revise this section to provide the narrative discussion contemplated by Item 402(i)(3) of Regulation S-K. In particular, please discuss the investment options, the terms used to determine contributions by both the named executives and by Fulton Financial and the structure of earnings calculations, vesting and payouts under the plans.

Fulton Response:

In the future Fulton will revise this section to provide the narrative discussion contemplated by Item 402(i)(3) of Regulation S-K.

Please note that the named executive officers direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2006, the available investment funds included Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Core Fixed Income I Fund, Vanguard Windsor II Fund, T. Rowe Price Growth Stock Fund, Vanguard 500 Index Fund, Goldman Sachs Growth Opportunity I Fund, Vanguard Small Cap Index Fund, Fidelity Adv Small Cap I Fund and Fidelity Adv Div International I Fund. The named executive officers may update their individual elections by completing a new election form. There is a discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans on pages 16 of the 2007 Proxy with other details and material terms that will be updated in next year’s proxy statement.

Related Person Transactions (pg. 34)

13. To the extent that you are relying upon Instruction 4 to Item 404(a) to report loans made to officers and directors or other related parties, please provide the full representations required the Instruction. In particular, please clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to Fulton Financial. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

Fulton Response:

Please note that on page 34 of the 2007 Proxy we stated “All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of bank business, on substantially the same terms (including interest rates, collateral and repayment terms) as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features.”

In addition, on page 36 under Related Person Transaction Policy and Procedures, our discussion noted that “Each Fulton Financial Corporation affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the affiliate bank with other persons who are not subject to Regulation O and who are not employed by the affiliate bank; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features.”

From our discussion of comment 13 with you, we understand that these Fulton disclosures regarding related person transactions in the 2007 Proxy were satisfactory and you suggested that we should indicate this understanding in our response.

In closing, and pursuant to the Commission’s instructions, Fulton acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings.
•	It understands staff comments and changes to disclosure in response to comments do no foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Security Laws of the United States.

I trust that Fulton’s responses to the Commission’s comments will be satisfactory, but if the Commission feels it needs additional information, please let us know.

Sincerely, /s/ George R. Barr, Jr. George R. Barr, Jr. Executive Vice President, General Counsel, and Corporate Secretary